Wallace E. Brockhoff Direct Line: (816) 460-5825 Email: wbrockhoff@lathropgage.com www.lathropgage.com	2345 Grand Boulevard, Suite 2200 Kansas City, Missouri 64108-2618 Phone: (816) 292-2000 Fax (816) 292-2001

May 13, 2009

Via Facsimile (202) 772-9210
and Edgar

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
100 F St., NE
Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed: April 17, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-53205

Dear Ms. Jacobs:

We received your letter dated May 6, 2009 (the “Comment Letter”) in which you commented on the Amendment No. 4 to Registration Statement on Form 10 (the “Form 10”) and the Annual Report on Form 10-K (the “Form 10-K”) described above.  The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below.  For your convenience, the original comments from your Comment Letter are reproduced below in bold type.  Capitalized terms used herein have the same meanings as in the Form 10.

May 13, 2009

General

1.
We note your response to prior comment 1, which asked you to provide us with a detailed legal and accounting analysis supporting your decision not to file your delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.  We note that Exchange Act Rule 13a-13 does not appear to contemplate an exemption from filing quarterly reports under the circumstances you have described in your response.  All requests for interpretations, accommodations or waivers of financial reporting and disclosure requirements must be sent to the Division of Corporation Finance’s Office of Chief Accountant, which can be reached at the following e-mail address: dcaoletters@sec.gov.  Such correspondence with the Office of Chief Accountant should contain a more detailed legal and accounting analysis supporting your request for relief.  In order to facilitate proper routing, please include in the body of your e-mail: company name, date of letter, correspondent’s name, CIK number, Assistant Director Office No 3, and file number 000-53205.  Correspondence must be attached to the e-mail as a pdf file.

Response:  The decision not to file the delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 stems from the excessive costs of attempting to obtain the required comparable period comparisons for 2007.  During the second and third quarters of 2007, the predecessor LLC did not perform reliable quarterly accounting period cutoffs because none were required or anticipated at the time and the availability of adequate records to determine reliable cutoffs is questionable.

Diligent did perform reliable accounting period cutoffs from its inception through the present, including each of the quarterly periods of 2008.  For example, Diligent is filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 on or about the date of this response and that report will include the required comparative period reporting for 2008.  Diligent does not anticipate any future problems of this nature.

Diligent is evaluating on what basis a request could most effectively be made to the Office of the Chief Accountant for a retroactive waiver regarding filing the Form 10-Qs.  However, considering that (i) the full year 2007 results are already included in its Form 10 and Form 10-K filings on a comparable basis, (ii) reliable 2007 quarterly information to show comparative data is not currently available and may be unavailable at any reasonable cost, (iii) any 2008 quarterly information standing alone would not be helpful to investors in light of the other information available, (iv) the 2008 quarterly information will be available on a comparative basis as Diligent files its 2009 Form 10-Qs, and (v) Diligent is and has been at all relevant times current with the financial disclosure requirements of the New Zealand Stock Exchange, which is the only stock exchange where its shares are traded publicly, Diligent maintains that expending the required funds, and diverting the required resources, to pursue the reporting of comparative 2007 quarterly financial results of a predecessor entity solely for comparative inclusion in delinquent 2008 filings would be a significant and wasteful disservice to our current shareholders, while at the same time providing no practical benefit whatsoever to current, past or prospective shareholders.

May 13, 2009

Form 10 Filed April 17, 2009

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

2.
Your conclusion in prior comment 4 indicated you believed predecessor/successor financial statements was the most relevant information for your investors.  In light of this conclusion and your statement on page 21 that your combined MD&A presentation for the year ended December 31, 2007 is not in accordance with GAAP, please tell us what consideration you gave to providing an MD&A discussion that is in accordance with GAAP with supplement MD&A discussion based on pro forma financial information prepared in accordance with Article 11 of Regulation S-X.  In this regard, we believe that merely combining information for the pre-and post-transaction periods is inappropriate.  In addition, you should explain how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such a presentation.

Response:  The Forms 10 and 10-K have been revised in response to your comment.

Liquidity and Capital Resources, page 25

3.
We note your disclosure that “at the current level of reduced expenses, coupled with conservative sales growth forecasts, management believes this funding will be sufficient to support sales growth and achieve cash flow breakeven by approximately the third quarter of 2010.”  Please revise your disclosure to include a reasonably detailed discussion, which includes consideration of the Company’s historical cash burn rate and cash available at the balance sheet date, of the Company’s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements.  To the extent you conclude you will not generate sufficient cash to support operations for a twelve-month period, state the minimum period of time that you will be able to conduct planned operations using currently available capital resources and discuss your proposed remedy.  See FRC 501.03(a).  Similar concerns apply to your disclosures on page F-9 and F-27.

Response:  The Forms 10 and 10-K have been revised in response to your comment.

Item 6.  Executive Compensation, page 33

Director Compensation, page 34

4.
We note your response to comment 9, which asked you to disclose the exchange rates used to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich, Lawler, and Russell.  Please revise to disclose the amount of foreign currency that $1 purchased at the time of calculation.

Response:  The Form 10 has been revised in response to your comment.

May 13, 2009

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

5.
We note your response to prior comment 14, which asked you to disclose the current outstanding balance of the loan to DBMS LLC.  In note 9 on page F-18, you disclose that at December 31, 2008, the contractual outstanding loan balance was $7,161,791 (including accrued interest of $371,778).  Despite your statement to the contrary, it does not appear that you have disclosed this information in Item 7.  Please revise this section to disclose the current outstanding loan balance, as well as the amount of accrued interest.

Response:  The Form 10 has been revised in response to your comment.

6.
We note your response to prior comment 15, which, among other things, asked you to explain the liabilities retained by DBMS LLC, and whether any of the retained liabilities were to any of your promoters.  In addition, we asked you to disclose the identity of any of your promoters who used money loaned to DBMS LLC to purchase shares in your unregistered offering.  You have disclosed that $0.5 million of loans to DBMS LLC to fund your business were held by promoters, but have not disclosed the identity of the promoters.  It is unclear from your disclosure in this section whether the loans from these promoters were part of DBMS LLC liabilities discharged through the issuance of subscriptions in your unregistered offering.  In addition, it is unclear whether the $3.7 million in cash advanced to DBMS LLC was used to retire any obligations to your promoters.  Please revise.  We note that your response to prior comment 21 includes additional detail that is not included in your current disclosure.  Please consider revising this section to include similar detail.

Response:  The Form 10 has been revised in response to your comment.  Upon further review, Diligent has concluded that Ken Carroll and Carroll Capital Holdings, LLC were passive investors with respect to DBMS LLC and Diligent who received shares of Diligent common stock solely in exchange for property and accordingly are not promoters.  The disclosures related to the promoter group have been revised accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2) Liquidity, page F-8

7.
Revise to disclose the collection risk associated with the note receivable from Diligent Board Member Services, LLC.  In this regard, we believe that your disclosures should clearly indicate that collection is dependent upon, and limited to the amount of cash that can be received from, sales of Diligent common stock held by the LLC.

Response:  The Forms 10 and 10-K have been revised in response to your comment.

May 13, 2009

15) Commitments and Contingencies

Litigation, page F-24

8.
We note your statement that you believe the allegations communicated by Wakefield Associates has no legal merit.  Please tell us how you considered the disclosure requirements of paragraph 10 of SFAS 5 with respect to this claim.

Response:  Upon further review, the Company has determined that no disclosure of the Wakefield Associates matter is required in the financial statements under SFAS 5 and the disclosure has been deleted in its entirety.  Although Wakefield Associates made a demand for repayment of the subscription price paid by shareholders the firm purported to represent, the Company denied the demand on December 31, 2008.  To the Company’s knowledge, no legal proceeding has been initiated against the Company as threatened in the demand letter.  The Company believes that it complied fully with its disclosure obligations regarding Mr. Henry in the New Zealand offering document and is unable to assess whether Wakefield Associates nonetheless intends to pursue any legal proceeding against the Company.

Item 10.  Recent Sales of Unregistered Securities, page 40

9.
Please revise to disclose the exemption from registration claimed for your unregistered offerings in October 2008 and March 2009, and to state briefly the facts relied upon to make the exemption available.  See Item 701 of Regulation S-K.

Response:  The Forms 10 and 10-K have been revised in response to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.  Controls and Procedures, page 48

Evaluation of Disclosure Controls and Procedures, page 48

10.
We note that your Chief Executive Officers and Chief Financial Officer have concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K pursuant to Item 307 of Regulation S-K.  Please tell us how you considered your inability to file your quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 when forming your conclusion on disclosure controls and procedures at December 31, 2008.  As part of your response, please tell us whether you believed your disclosure controls and procedures were effective at June 30, 2008 and September 30, 2008.  If you believed they were effective at those dates, please provide us with an analysis of the impact of your inability to file your Form 10-Q on your conclusions at those dates.  If you believed your disclosure controls and procedures were not effective, please describe the intervening events that allowed you to conclude they were effective at December 31, 2008 and how those intervening events impacted the disclosure you provided pursuant to Item 308(c) of Regulation S-K.

Response:  As noted above in the response to comment 1, the inability to file the delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 stems from the lack of reliable comparable period comparisons for its predecessor LLC during 2007 and not from weaknesses in Diligent’s internal controls and reporting during 2008.  During the second and third quarters of 2007, the predecessor LLC did not perform reliable quarterly accounting period cutoffs because none were required or anticipated at the time and thus the procedures necessary to perform such cutoffs were not in effect.  We note that the SEC appears to have taken situations like this into account in providing the exemption set forth in paragraph 1 of the Instructions to Item 308 of Regulation S-K.

Diligent does believe that it had effective internal controls and procedures and performed reliable accounting period cutoffs from its inception in the fourth quarter of 2007 through the present, including during each of the quarterly periods of 2008, and has provided the certifications set forth in its Form 10-K on that basis.  Thus, no changes were reported in accordance with Item 308(c) of Regulation S-K for the fourth quarter of 2008.

May 13, 2009

Power of Attorney, page 52

11.
Your annual report on Form 10-K must be signed by your principal financial officer in his capacity as principal financial officer, as well as your controller or principal accounting officer.  See paragraph 2(a) of General Instruction D to Form 10-K.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2(b) of General Instruction D to Form 10-K.  Please file an amended Form 10-K.

Response:  The Form 10-K has been revised accordingly and an amended Form 10-K is being filed on or about the date of this letter.

Exhibits 31.1 and 31.2

12.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 33-8124.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:  Your comment is noted and future filings will be made on this basis.

*   *   *   *   *   *

Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours, LATHROP & GAGE LLP

By:	/s/ Wallace E. Brockhoff
Wallace E. Brockhoff

cc:  Hunter Cohen